Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Transcript - Tech Crunch Mobility Sessions / RTP - Joby - 6.9.21

Reid Hoffman:

So, Mike-

Kirsten Korosec:

Good.

Reid Hoffman:

-is that for me?

Kirsten Korosec:

Great. Well, um, Reid, I’m gonna kick it off with you actually. Uh, we- because we know JoeBen is bullish on eVTOLs. Ha. He’s been working on Joby Aviation for 12 years. He’s been dreaming about flights since, I think, elementary school. Um, but I wanna know were you bullish on eVTOLs, in general, or was it, um, something specifically about Joby that convinced you that aerial ride sharing or air services...trip...air transportation as a service was possible at a commercial scale and worth investing in?

Reid Hoffman:

So, uh, I actually wasn’t paying that much attention to eVTOL. Um, I do pay a lot of attention to city and- and- and transport networks and the evolution of these human networks, but it was actually only in meeting Joby that I realized that it was real. That it was that- that- that- that- that- that you know Joby and JoeBen had made, you know, over a decade of progress and investment in building a vehicle that is o- blown over a thousand test flights. Um, that is, you know, is actually in the air, uh, and you can follow it along in a helicopter. And that opened my eyes to actually, in fact, the transport network can now move from 2-D to 3-D, and that- and that 3-D transforms the city scape. Transforms commutes, transforms, uh, you know, kind of time to location and where you’re going to live and you can work, um, and how you get to the airport and all this sort of thing and that, uh, kind of completely excited me. ‘Cause while I’m, you know, like many geeks, you know, always fun. I’m not going in the air, um, you know, not surprising to people who know me. You know, I’m kind of, I see networks, and that was the thing that- that kind of, uh, took me to an extra level.

Kirsten Korosec:

Well, at the same time, though, this is a long haul, right? To get to commercial scale. So why did you...why do you think that it was time for Joby to go on the public stage? Like, you know, specifically to become a publicly traded company, which is what is going to be happening here this year.

Reid Hoffman:

So, Joby is our, uh, you know, on path to- to- to solving the real issue that, and safety. Uh, one of the things that I learned was, uh, super quiet, um, and the question of, you know, kind of what the economics and the...and the business model is. You know, we have, uh, affectionately referred to it as Tesla meets Uber in the air, uh, as a way of doing it. But, uh, part of the thing that’s also important is to have community acceptance to, uh, get through FAA regulation, and as such, actually the- the- the- the- the, um, visibility, uh, the- the, kind of, the regulation the- the accountability of a public company is very helpful in those parts of the journey, as well, and so that’s one of the reasons we’ll actually impact this next phase. Being a public phase is actually helpful to the mission of transforming, kind of, human mobility within cities.

Kirsten Korosec:

So the transparency piece is going to help win the public because you have to share? I mean, is that a correct assessment?

Reid Hoffman:

Yeah. And- and you- you- and- and- and- and you’re real and you’re there and you’re accountable by, you know, kind of public accounting and- and- and public statements. Uh, and, and people can participate, uh, if they, if they so choose in your economic growth, uh, as well. And so, all of that, uh, allows a much better, kind of, trust to build and familiarity to build, which is, I think, very important for, uh, the realization of Joby’s mission.

Kirsten Korosec:

Joe, then I’m wondering if you can weigh in on that a little bit because, you know, you’ve been sort of known as this secretive company in the Santa Cruz mountains working on Joby Aviation, and does it make you nervous to, sort of, now be really in the public eye, or- or- or imminently, um, once you become a publicly traded company?

JoeBen Bevirt:

Yeah, so, we- we are...we’ve always been a company very focused on delivering results, and....uh, we- we didn’t necessarily wanna get out there and wave our hands before we had results to show. And now we, uh, we have an aircraft that we’ve been, uh, you know, we initially started flying in 2017 that, uh, the version you see behind me has been flying since 2019. We are- have been, uh, perfecting this aircraft to get it, uh, to take it through the certification process to prove to ourselves and to the world that this is an aircraft that’s safe enough to fly everyone everyday. And, uh, in- we are well down that path. We’ve been working on certification with the FAA since 2018, and, uh, we- we have the- and incredible certification team that- that has, uh, you know decades and decades of experience, and we’re marching down that road.

JoeBen Bevirt:

We’re also marching down the road on manufacturing, uh, which is incredibly important to...to be able to scale this industry. Uh, we need to be able to, uh, produce these aircraft, uh, at really material volume. And, uh, as Reid talked about, it’s...it’s incredibly exciting to be able to share this transformation and transportation with the world, and, uh, it’s now time to do that. So that’s...that’s the reason that the opportunity to work with, uh, with Reid and the reinvent team, uh, to, uh, take this company to the next level is so incredibly exciting and...and, uh, we’re...I- I think as you know we are, uh, Reid is, uh, going to be on the Joby board for, uh, for- for a number of years, and, uh, the way we...we structured the...the economics of the transaction, we are all, uh, very tightly tied to delivering, uh, incredible results over the next 5 years as we launch this service.

Kirsten Korosec:

Yeah, I, uh, read the terms, and there is, uh, a pretty lengthy lock-in period there. Um, maybe you could be a little bit more specific as to why now? Is it just that this is the- this interesting era of stocks and the opportunity presented itself, or is it that the culmination of certification, manufacturing, it was just like this was the only moment? Um, I’m wondering if you considered this path maybe even a year ago or two years ago. Did that seem even possible or probable?

JoeBen Bevirt:

Yeah, so...so, uh, you know, another thing to, to note is, uh, that we...we had recently closed a, a very large, uh, financing, um, led by Toyota, uh, that not only gave us the capital to, uh, take the company to the next level, but also, uh, the manufacturing partnership with...with Toyota to...to really scale up the production. And, uh, so we were in a really, uh, solid place as a company to execute on our vision. Uh, the ability to partner with, um, with the reinvent team, uh, really allows us to accelerate the market. Uh, and so one of- one of the exciting pieces that we, we were able to acquire the elevate team from Uber, uh, and that materially, um, accelerated our, our, uh, our deployment schedule. And then, in addition, uh, the partnership with Uber is really exciting because it allows us to deliver one click, seamless, uh, multi-modal integration, so, uh, somebody can pull out the app...uh, pull out your phone, pull up- pull out the Joby app or pull up the Uber app and with, with, uh, you know, one click, get from, from wherever they are to wherever they want to go, um, combining ground transportation with air transportation, and that’s, that’s incredibly powerful and incredibly exciting.

Kirsten Korosec:

Mm-hmm. Um, you know, you are, you definitely have some really big goals, and...this is what it is. It’s to create an electric aircraft, right? That can very quietly lift up like a helicopter, then fly like a plane for 200 miles an hour, and on top of all of that, operate a service that is universally accessible, meaning that the cost, the price point, is low enough that... So that’s a lot. Um, how do you do that, and hit a target, which I believe you mentioned back in February when this was, in fact, announced, um, and correct me if I’m wrong, but I believe it was 2 billion dollars in revenue by...and profitability by 2026. That’s just 2 years after you plan on launching commercially, so how are you going to make that happen?

JoeBen Bevirt:

Yeah, so one of the exciting pieces about this is...is that it is, uh, a service that customers find incredibly compelling. You know, our mission as a company is to save a billion people an hour a day, and, uh, you know, in order to accomplish the things that you mentioned, uh, you know, we’re just chipping at the very tip of the iceberg there because the market opportunity is so massive. Uh, you know, ground transportation today, uh, comprises, you know, a multi-trillion dollar opportunity. Morgan Stanley is...has suggested that, uh, air taxis are a 9 trillion dollar opportunity by 2050. This is, uh...we’re in, like, you know, the- the first round of the first inning here. Um, and so it’s...this is a...it- it- it-....this- this will have a really transformative impact as we talked about on the quality of life in cities, the productivity in cities, and, you know, the general arc of, uh, of, you know, of life. And you know, as we talked about where you work, where you live, uh, it’s...it’s so exciting to think about how this transforms the fabric of our daily lives, and so, you know, in- in a way that’s similar to, to the way we’ve seen automobiles, uh, transform our- our cities over the last, uh, the last decades.

Reid Hoffman:

Let me add in one thing just ‘cause it’ll add some realism to that.

Kirsten Korosec:

Yeah.

Reid Hoffman:

So one thing is, think about, you’re flying over the gridlock to get where you need to get to, in terms of like the- the- the- the demand or it’s the, it’s work or the airport or anything else, and you’ve got gridlock, which happens in a lot of cities. You know, very slow motion. So that’s the demand side and why the high utilization, uh, and expectations, and then if you have the vehicle, which is designed to be in constant motion, uh, for, uh, charging quickly, um, for, uh, essentially, uh, carrying passengers in that, in that, in, uh, way, you can then, with high utilization, get a much lower price point but also have a lot of revenue being generated. And so those are the, those are the tangibles about how you end up getting to the numbers and the projections.

Kirsten Korosec:

Mm-hmm (affirmative). And- you know, Reid...in terms of that profitability target, though, when you’re advising, um, JoeBen because you’ve, you know- and- well, you both have built companies before, so how...how moveable is that target? I mean, what’s the more important piece? Because if you look at the ground transportation versions, so the Ubers of the world, you know, it’s been a...a tough road to reach that profitability. There’s been, you know, certainly a demand but that profitability piece is, you know...is a little bit harder to, to reach. So, what’s the, what’s the first, most important step and is that profitability target moveable in your view?

Reid Hoffman:

Well, one of the benefits of, kind of like uh, you know, kind of as, as we’re going out as a public company is we will, uh, we- we- we built the, the projections as, as diligently and as, as, as kind of like, you know, baseline from the ground up as we can. Um, and we’ll report on it, you know, kind of quarter by quarter about like here’s where we are and here’s where we’re going, and so on and so. And people will have a lot of time to see what kind of our progress is and you know how is manufacturing is going and how is city adoption going and, and all of the rest of it. And so it’s not like it’s gonna be suddenly, you know, like the day before. You go, well I, our numbers have just. That’s...here is what we’re seeing as we make progress, but we’ve made a tremendous amount over the last...the company’s made a tremendous amount over the last 10 years. You know, obviously, projections, just like in any public company will be updated, um, but the, um, uh, you know, they, it’s- it’s, uh, you, we’ve done our best efforts, is I would say, um, how we’d look at it.

Kirsten Korosec:

And that’s where that transparency and quarterly reports that I’ll be watching carefully will come into play. Um, Joe, then, I want to talk about, you know, your plans for launching in a city or cities, and, you know, I know you haven’t named them yet, but you have a- you do have a substantial partnership with Toyota, so Japanese company. You’re U.S. based, and there’s also an office in Germany. So when you look at where you’re going to launch, which region makes the most sense for the initial launch? Would it be Asia, North America, or maybe even Europe?

JoeBen Bevirt:

I- I imagine that, uh, we will...we will have early, um, markets in each, each, each of the three regions. Uh, most likely our, our launch market will be in North America. Our initial launch market will be in North America, just for proximity to, uh, our, uh, the nexus of where most of our team is currently. Uh, but there are, uh, there are incredible opportunities in cities around the world, and we want to provide as much benefit to as many people as quickly as we possibly can, and so that’s why we’re so focused on scale and manufacturing.

Kirsten Korosec:

When you...when you talk about, um, timelines, 2024 is a target date. Obviously you have to hit certification first. Um, do you see this as launching in just one initial city? Sort of like a pilot program, if you will. Um, or do you...do you envision, you know, within that first year launching in multiple cities?

JoeBen Bevirt:

The...the first year will likely be one or two cities. Uh, we, we do want to provide, uh, sufficient depth of coverage that the, uh, that consumers get to experience the...the transformative experience. Uh, there have been, uh, cases where if a new service launches and there’s not enough supply, uh, consumers can be frustrated, right? And so, we want to make sure we can, uh, that we can really service at least a portion of the demand, um, and provide a really gratifying experience to our customers. I think that that’s the piece that, that we really really care about as a company is making customers into raving fans.

Kirsten Korosec:

Um, are you still...have you internally, even if you’re not going to share it with me, all though I do want to ask you where you’re going to launch first. But have you internally already chosen or are you still in the process of, you know, widowing down and figuring out the best, you know, the best initial launch cities or the first few cities that you’re going to launch in?

JoeBen Bevirt:

So we’re actively working on, um, building out the, you know, doing the permitting and for sky ports in a... in a number of different markets, and it will really be about which markets we can build, uh, the most compelling market in that will drive which our launch markets will be. And so we’re super excited about the progress we’re making on that front.

Kirsten Korosec:

Maybe both of you can weigh in on this. You know, forget about exactly where but what does the first Joby or first Joby cities look like? I mean, how do you envision that initially operating in that, that first year?

Reid Hoffman:

Well, JoeBen

JoeBen Bevirt:

So, so initially you’re, you’re- Go ‘head, Reid.

Reid Hoffman:

Well, I was just gonna say but I was just gonna say something brief, and then hand it over to JoeBen whose obviously been working on this intensely, which is basically, you know, where is, uh, where is the transformative experience where there is, you know, kind of ease of, of- of- of kind of citizens and, you know, kind of, of- of- of us everyday folks kind of getting to it. Uh, using it to, to- to do a key journey. Key journey could be a commute. Key journey could be, uh, going to the airport. And, and transforming what otherwise would be a long journey into a short and easy journey that then, um, kind of eases the traffic, uh, you know, causes, um, kind of a much, kind of a healthier life, uh, reduces emissions in the city. You know, that, those are the kinds of criteria, but JoeBen obviously has- is the architect of this, so I will pass it over to him.

Kirsten Korosec:

(laughs)

JoeBen Bevirt:

Yeah, I mean it is as Reid was talking about really what we’re trying to do is provide as, as much transformative value to people’s everyday lives as we possibly can, and that is what will drive the change that moves people from, uh, being stuck in gridlock everyday to having the, you know, horizon expanding experience of flying. Uh, and, you know, what an incredible way to start your morning.

Kirsten Korosec:

Yeah. Um, so you talk...you’ve talked a lot about noise reduction and there’s, there’s a great video that- of you talking with it taking off in the background, and I know that’s going to be key to winning public over. But there is this sort of awkward time when you’re trying to launch into a city, but you haven’t been able to really prove it yet because it’s not operational. So what is your strategy of winning over the public? Um, how are you going to do that before they actually get to experience it? Um, because there is that issue of NIMBY-ism that can pop up, um, and just, uh, lack of understanding of eVTOLs in general.

JoeBen Bevirt:

Yeah, I, I really really appreciate the question. It, it...this has been such a central, uh, pillar of our thesis since, uh, I founded the company, uh, and that is that, uh, the acoustics are, will define our success or failure as an industry. Uh, we need to be able to deliver passengers, uh, close to where they want to go, and so that means, uh, taking off and landing in, uh, in built up areas. And we want communities to, uh, be clamoring for how do you- you know, will you please come build your next, uh, sky port, uh, in our community, right? Rather than, uh, you know, no thank you. And so, that’s why we have been, uh, so laser focused on making an aircraft that’s incredibly quiet, not just in take-off and land, but also, uh, that’s even quieter in overflight. Uh, we...our goal is that you won’t be able to hear the aircraft flying over- overhead, and, uh, we’ve achieved that. And so that is, uh, you compare that to a helicopter which is as loud in cruise as it is in hover, and...which is incredibly loud in both. Um, you, you have communities that are in the flight path of the helicopter that, uh, are really really unhappy about it, and we want...we want this to be a new mode of transportation which everybody wants, uh, in their communities.

Kirsten Korosec:

So do you foresee, sort of, demonstration projects and, sort of, public awareness campaigns or do you see it...and launching in a city will prove to people that this is, you know, viable and, and isn’t as loud as they expect?

JoeBen Bevirt:

Yeah. We wanna to, you know, as, as part of the process that Reid was talking about, we wanna bring everybody along on, on this incredible journey, and, uh, part of that is giving them the experience to, uh, to experience the acoustic profile of the vehicle but also experience, uh, how transformative it is to be able to fly in the vehicle.

Kirsten Korosec:

Uh-huh. I- Last update that I received is you have about 800 employees now. Um, you have the construction on the manufacturing facilities slated this year. You know, how big do you anticipate Joby growing, or need to grow, to be able to launch on that 2024 commercial, you know, launch date?

JoeBen Bevirt:

Uh, we, we will continue to, to, to grow the team both on the manufacturing side and, uh, the service side, and, uh, you know, as you rightly noted we’ve, uh, completed the pilot manufacturing facility, and we’re, uh, looking at, at, uh, beginning construction on the, uh, on the, uh, phase 1 manufacturing facility, uh, at some point later this year. And, uh, the, you know, the opportunity that, that’s in front of us is, is so so exciting. Um, in terms of, you know, a specific number of employees at a specific point in time, I don’t know that that’s something that we’re, uh, that we’re looking to share at this time, but, but we are continuing to grow. Uh, we’ve doubled over the past year, and, um, we have an incredible team that we’re, uh, we’re very very proud of.

Kirsten Korosec:

Now are you going to be employing pilots as sort of a full-time...you know initially this is pilot service or is it going to operate somewhat like ride hailing does today where, you know, you have this almost gig economy of, of pilots to pull from?

JoeBen Bevirt:

Yeah. Safety, safety is, you know, as with, uh, any aviation company, safety is our, our north, north star, and, uh, we feel that the best way to provide the highest quality of safety is to have, uh, pilots as, um, you know, part of the Joby team, uh, where we’re training them, we’re deciding on the, the maintenance profiles, we’re, uh, deciding on the routes, we’re deciding upon what weather we fly on and what weather we don’t fly in. Uh, we need to bear hug safety and ensure that, uh, we have an impeccable safety record.

Kirsten Korosec:

Um, we just have a couple minutes left, so I’m going to try and get to a couple of the important questions. One, which is near and dear to my heart, is autonomy, and I’m wondering, um, and I’ll kind of combine these, um, when is autonomy going to come into play, and specifically, um, I’m wondering what technical, what technically needs to happen to achieve that? About three years ago, uh, I think it was the Churchill Club, you had mentioned during a talk there that, that the industry was going to need to push the envelope on the kinds of sensors that are available and that can handle, you know, these closing speeds of several hundred meters a second. So are we there yet? When does autonomy come into play? And, Reid, love your thoughts on that, too. You know, um, once JoeBen weighs in.

JoeBen Bevirt:

Yeah, so it is, as you rightly mentioned, uh, sensors are crucial. We’ve been making, uh, spectacular progress on sensor development, and, uh, our, uh, our metric is, again, safety. And, when we can prove it to ourselves that we are able to fly people with substantially superior safety in a fully autonomous aircraft, or at least- uh...you know, so we, we will step into it, so it’ll- first it will be augmented, and then it will, uh, be...there will be increasing levels of pilot augmentation, um, all driven by our safety.

Kirsten Korosec:

Do you see that happen- Sorry I interrupted. Do you see that happening this decade, or do you see that as sort of like 2030 beyond?

JoeBen Bevirt:

Yeah, it’ll phase in over the second half of the decade.

Kirsten Korosec:

OK. And Reid?

Reid Hoffman:

You know, I’m new to the, the, the, the take-off from 2-D to 3-D, um, so the, the, the, the, the, the, the transformation by going 3-D is, you know, Joby is part of a new thing. Autonomy is something I’ve been working on for years. Uh, Neuro, others. Um, and I actually, in fact, I think we are all, um, seeing this, kind of, like OK how does sensor and sensor fusion and how does that add in to safety, and I think one of the things that’s very smart about the Joby approach is to get all of the data, take safety as the, you know, as the absolute, you know, foundational kind of north star on this and then build towards it as you’re actually getting the experience of flying with, you know, kind of highly trained pilots and all of the rest in order to make sure you have that as the foundation. But I think that’s, you know, kind of part of that the strategy is to build towards it, uh, while maintaining safety, and, and, and accessibility.

Kirsten Korosec:

Yeah. Absolutely. Well, thank you. I have probably 20 more questions for both of you. Unfortunately we have to wrap, but Reid, JoeBen, thank you so much for joining us today.

Reid Hoffman:

Thank you.

JoeBen Bevirt:

Thank you so much. Can’t wait for the next time we get to spend time together.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.